NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

June 2, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Eric McPhee
Shannon Menjivar

Re:	Northern Lights Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted April 22, 2021
CIK No. 0001854963

Ladies and Gentlemen:

On behalf of Northern Lights Acquisition Corp., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 12, 2021 with respect to the Company’s Draft Registration Statement (“Draft Registration Statement”). This letter is being submitted together with the Company’s live Registration Statement on Form S-1 (the “Form S-1”), which filing reflects the Staff’s comments. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Form S-1 that reflect changes made to the Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted April 22, 2021

Principal Stockholders, page 137

1.	We note the disclosure in footnote 1 that Messrs. Darwin and Mann are the control persons for 5AK LLC. Please revise the beneficial ownership table to reflect the shares beneficially owned by Messrs. Darwin and Mann through 5AK, LLC.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the beneficial ownership table to reflect the shares owned by Messrs. Darwin and Mann through 5AK, LLC.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance

U.S. Securities & Exchange Commission

June 2, 2021

Signatures, page II-8

2.	Please include the signatures of the majority of the current directors, as required by Instruction 1 to the Signatures of Form S-1.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the signature page of the Form S-1 to include the signatures of the majority of the current directors of the Company, as required by Instruction 1 to the Signatures of Form S-1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:	/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Northern Lights Acquisition Corp.

John Darwin

Joshua Mann

Kingswood Capital Markets, division of Benchmark Investments, Inc.